

January 11, 2018

Mail Stop 4561

Robert Mee
Chief Executive Officer
Pivotal Software, Inc.
875 Howard Street, Fifth Floor
San Francisco, CA 94103

      Re: Pivotal Software, Inc.
              Confidential Draft Registration Statement on Form S-1
              Submitted December 15, 2017
              CIK No. 0001574135

Dear Mr. Mee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

The Offering, page 10

1.   Briefly describe your Automatic Conversion and Termination of Voluntary and Automatic Conversion Rights provisions that are discussed on page 115, and clarify that Dell Technologies and its affiliates may sell a controlling stake in Pivotal Software without a vote of Class A stockholders.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 14

2.   Please revise footnote (1) to describe the conditions required for the automatic conversion as described on page F-27.

Risk Factors

Risks Related to Our Business and Industry

Our growth is largely dependent on PCF…, page 16

3.   Revise to quantify the percentage of revenue related to PCF subscriptions and related services rather than refer to a "substantial portion" of total revenue.

Our stock price and trading volume will be heavily influenced…, page 22

4.   You state that your remaining performance obligations disclosures are prepared on the basis of estimates that can be subject to change in the future due to events over which you have little or no control. Please explain to us what estimates were used in calculating your remaining performance obligations and how your methods for estimating this disclosure may result in inaccurate forecasts by analysts and investors.

Because we recognize subscription revenue over the terms of our contracts…, page 27

5.   Please describe to us the type of engagements that result in professional service revenue being recognized upon completion of the contract.

We rely on contractual arrangements with our strategic partners for a significant…, page 39

6.   Transactions processed through your strategic partners under your related party agency agreements with DellEMC and VMware represented 46% of your revenue in fiscal 2016 and 44% of your revenue in fiscal 2015. Given the related party nature of these agreements, your strategic relationships with your affiliates, and the large percentage of your total revenues attributable to these agreements, please file these agreements as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Third parties may seek to hold us responsible for liabilities of Dell …, page 39

7.   In this risk factor, you disclose that DellEMC and VMware have agreed to indemnify you for claims and losses relating to liabilities related to DellEMC's and VMware's businesses and not related to your business. Please clarify the duration of these indemnification provisions and advise whether the original contribution agreements with

DellEMC and VMware are material agreements pursuant to Item 601(b)(10) of Regulation S-K. To the extent any other provisions of the original contribution agreements still materially impact Pivotal Software, please describe these provisions in your related party discussion or other appropriate areas of your prospectus.

Use of Proceeds, page 48

8.   To the extent known, please provide detail regarding the purposes for which the net proceeds in this offering are intended to be used for "working capital and other general corporate purposes, including continued investments in the growth of [y]our business." In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales and marketing efforts, increase your research and development to further develop your platform, or expand geographically. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 7, 60 and 84 you list various aspects of your growth strategy, but do not indicate how they will be funded or implemented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

9.   You state that your contracts are non-cancelable over the contract term. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings for your multi-year subscriptions are expected to have a significant impact on the variability or comparability of your revenues and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. In this regard, we note your disclosures indicating that the trend in subscription revenue as a percentage of total revenue is impacted by the timing of such revenue compared to that of your services. Refer to Section III.B.1 of SEC Release No. 33-8350.

10.   You state that your business will be harmed if your customers do not renew subscriptions and expand their use of your platform. You also indicate that there is a positive correlation between customers using Labs and the expansion of their PCF subscriptions. Please tell us whether any customer or revenue retention metrics are used by management in managing your business. Similarly, tell us whether any metrics are used to monitor the rate that Labs customers expand their PCF subscription, or the population of Lab users that could potentially subscribe to PCF. If material, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Our Sales and Customer Success Model, page 59

11.   Please describe for us your arrangements with Systems Integrators that implement PCF and provide Labs-like services and the independent software vendors that offer third-party services in the Pivotal Services Marketplace. Describe your role and responsibilities in such arrangements and whether you earn revenues or pay referral commissions.

Results of Operations

Comparison of Fiscal 2016 and Fiscal 2017

Revenue, page 64

12.   You disclose that the increase in subscription revenue was primarily due to the addition of subscription customers and increased sales to existing subscription customers, without providing an indication of the extent to which fluctuations in revenues are attributable to such factors. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosure throughout MD&A as applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

13.   As a related matter, you state that the increase in services revenue was primarily due to increased demand for strategic services. Please revise to describe and quantify, if practicable, the significant factors contributing to the increase in services revenues, such as new customers, new service offerings, or additional services to existing customers.

Business

Overview, page 75

14.   On pages 2, 6, 75 and 81, you reference that some of your customers have increased "developer productivity" by 50% or more. Please revise to clarify how you are measuring developer productivity.

Other Data Products, page 88

15.   Please clarify how big data solutions, specifically the Greenplum Database, fit within your business strategy.

Competition, page 90

16.   Please revise to provide a more detailed description of the alternative Cloud Foundry-based offerings, particularly how the PCF differs from competing Cloud Foundry-based alternatives.

Management, page 92

17.   Please clarify whether any of your board members were nominated or appointed through any investment agreement upon the sale of your preferred equity securities.

Executive Compensation, page 100

18.   Please clarify whether you have any employment agreements with your named executive officers beyond the change in control severance agreements. We note for example, you reference a "patent bonus" in note (3) on page 10, but there is no patent bonus mentioned in any of your compensation plan disclosures. Refer to Items 402(q)(2) and 601(b)(10) of Regulation S-K for guidance.

19.   Please file your Fiscal 2018 Bonus Plan described on page 101 as an exhibit under Item 601(b)(10) or advise why you believe it is not a material agreement.

Certain Relationships and Related Party Transactions, page 105

20.   Please advise us whether your tax sharing agreement with Dell Technologies, DellEMC and their respective affiliates and your administrative services agreements with DellEMC should be filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition to any quantitative analysis, please address the significance of the indemnification provisions and restrictions on certain issuances of your capital stock as it relates to your tax sharing agreement.

21.   On page 37 of your risk factors section, you reference that you have intellectual property agreements with DellEMC and VMware that allows these related parties to use your existing source code and certain updates to continue producing their products and services, which also may compete with your products. Please advise if any products of DellEMC or VMware use any intellectual property under these intellectual property agreements to compete with your products to the extent it materially affects your results of operations. Further, please advise us whether such intellectual property agreements are material under Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Basis of Presentation, page F-8

22.   You disclose that your results of operations and financial position are consolidated with
        Dell Technologies' financial statements. Please state whether you believe your historical
        financial statements purport to reflect what the results of operations, financial position,
        equity or cash flows would have been if the company had operated as a stand-alone
        company.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

2) Identify the performance obligations in the contract, page F-10

23.   You state your subscription performance obligations consist of licenses, PCS, and rights
        to continued delivery of unspecified upgrades, major releases and patches. Please
        provide us with your analysis as to how you determined it was appropriate to combine
        these promises into one performance obligation, with reference to ASC 606-10-25-19
        through 25-21.

Variable Consideration, page F-13

24.   You state that you do not offer refunds, rebates, credits or other forms of variable
        consideration; however, you also indicate that the transaction price includes estimates of
        variable consideration. Please clarify the nature of the variable consideration included in
        your contracts. Refer to ASC 606-10-32-5 through 32-7 and ASC 606-10-50-20.

Costs to Obtain and Fulfill a Contract, page F-14

25.   You disclose that deferred commissions paid upon the acquisition of an initial contract
        and any subsequent renewals are amortized over an estimated period of benefit based
        upon the weighted-average term of contracts and related product and service delivery
        periods. Please explain further what you mean by the "weighted average term of
        contracts and related product and service delivery periods." In addition, please clarify
        how you are accounting for commissions paid on renewals. Refer to ASC 340-40-50-2.

Intangible Assets and Goodwill, page F-16

26.   You disclose that in conjunction with your formation, DellEMC and VMware contributed approximately $635 million of goodwill that represented the carrying values of the underlying contributed businesses. Please describe for us how you determined the amount of goodwill attributable to the company's formation.

Note 14. Related Party Transactions

DellEMC and VMware Transition Services and Employee Matters Agreements, page F-34

27.   Please revise to further explain how you allocate expenses that are not charged to the company based on direct usage. Disclose management's assertion that the methods used are reasonable in reflecting the utilization of services provided to, or the benefit received by, the company during the periods presented. If the costs are not indicative of what you would have incurred as a stand-alone company, please provide an estimate, if practicable, of what the expenses would have been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Refer to Question 2 of SAB Topic 1.B.1.

Note 9. Income Taxes, page F-23

28.   Please revise to describe the joint and several liabilities that you remain subject to for the periods in which you were a member of Dell Technologies' group return as disclosed on page 40.

Note 16. Segment and Geographic Information

29.   You state on page 59 that you count U.S. government departments and major agencies as unique subscription customers. Please tell us whether you consider the U.S. government as a single customer when determining that no individual customer represented more than 10% of your revenue. Refer to ASC 280-10-50-42.

Note 17. Subsequent Events, page F-36

30.   Please provide us with a breakdown of all stock options granted to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Other

31.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

32.   If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Sarah Solum, Esq.
        Davis Polk & Wardwell LLP